EPL Intermediate, Inc. Announces Results for the
Year Ended December 29, 2010

COSTA MESA, CA — (BUSINESS WIRE) - March 24, 2011 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its year ended December 29, 2010.

El Pollo Loco reported operating revenue for the year ended December 29, 2010 of $271.2 million, which is a decrease of $6.5 million, or 2.3%, from operating revenue for the year ended December 30, 2009 of $277.7 million.  Operating revenue includes sales at company-operated restaurants and franchise revenue.

The decrease in 2010 operating revenue was primarily attributed to a 4.3% decrease in system-wide same-store sales for the year ended December 29, 2010 compared to an 8.2% decrease for the year ended December 30, 2009.  Restaurants enter the comparable restaurant base for the calculation of same-store sales the first full week after the 15-month anniversary of the opening.

Commenting on the Company’s 2010 results, Steve Sather, president and CEO of El Pollo Loco, Inc., said, “As we expected, the economy in 2010 continued to pose challenges for our business, the greatest of which was the disproportionately high unemployment, under-employment and home foreclosure rates in our core markets, and in particular among Hispanics which are a key demographic for our brand.”

“The continued frugality among dine out consumers also challenged us to think differently in 2010 to maintain the delicate balance between providing our guests value and protecting average check.  The Loco Dollar Menu continued to represent a significant part of our mix.  We also provided value to our guests in the fourth quarter with our ‘Free Cake with the purchase of a 9 or 14 piece Flame-Grilled Feast’ promotion and an in-restaurant promotion of 10 pieces (legs and thighs) for $9.99.”

For the year ended December 29, 2010, the Company had an operating loss of $12.5 million for the year which included non-cash impairment charges of $29.9 million related to trademarks and $5.3 million related to restaurants.  For the year ended December 30, 2009, the Company had an operating loss of $4.1 million which included non-cash impairment charges of $11.3 million related to trademarks, $6.1 million related to franchise network and $4.2 million related to restaurants.  Excluding these non-cash impairment charges for both 2010 and 2009, the Company would have reported operating income of $22.7 million in 2010 compared to $17.5 million in 2009.  This improvement of $5.2 million, or 29.7% in 2010 over 2009 when the non-cash impairment charges are excluded, was mainly due to lower general and administrative expenses and product costs.

General and administrative expenses decreased $5.1 million, or 14.5%, to $30.0 million for 2010 from $35.1 million for 2009.  The decrease was primarily attributed to decreased legal expenses of $7.4 million due to lower legal settlements in 2010 compared to 2009 which was partially offset by a $1.1 million increase in the closed restaurant reserve for two restaurants closed in 2010 and two restaurants which did not open and a $1.1 million increase in non-cash impairment charges for seven underperforming company-operated restaurants.

Product costs decreased $4.4 million, or 5.3%, to $79.0 million for 2010 from $83.4 million for 2009.  The decrease was primarily due to the decline in company-operated restaurant revenue in 2010 compared to 2009 and lower costs of chicken, rice, beans and certain non-ingredient items.

Interest expense, net of interest income, increased $4.9 million, or 15.0%, to $37.5 million for the year ended December 29, 2010 from $32.6 million for the year ended December 30, 2009.  This increase was mainly due to the May 2009 issuance of $132.5 million aggregate principal amount of 11¾ % senior secured notes.

The Company had a net loss for the year ended December 29, 2010 of $39.5 million compared to a net loss of $52.3 million for the year ended December 30, 2009.  The 2010 loss included an income tax benefit of $10.5 million compared to an income tax provision of $15.6 million in 2009.

“We believe that 2011 may be as challenging as 2010 due to continued economic challenges, fierce competition in the restaurant industry and disproportionately high unemployment in our core markets.  In California, where the majority of our restaurants are located, unemployment was 12.5% in January of 2011 compared to 9.4% nationally.”

“Our focus in 2011 is on building a strong foundation so that when the economy comes around, we are poised for growth.  This encompasses a system-wide focus on quality, service and cleanliness; the development of crave-able new menu items that meet the needs of today’s consumers looking for freshness and flavor; compelling advertising that embraces the essence of our brand and resonates with consumers; and the development of a new restaurant design that can support our future growth in variety of real estate formats.”

El Pollo Loco’s restaurant count changes for 2010 are as follows:

	Company	Franchise	Total
December 30, 2009	172	243	415
Opened	1	3	4
Closed	(2)	(5)	(7)

December 29, 2010	171	241	412

Addressing the Company’s expansion plans, Sather said, “We opened four restaurants in 2010, one company location and three franchise restaurants, in areas where El Pollo Loco already has a presence.  In 2011, we expect to open two company restaurants and anticipate that our franchisees will open one to three restaurants, also in markets where we now operate restaurants.  Our modest expectations regarding expansion are due in part to the difficulty franchisees continue to have obtaining financing and the lingering economic challenges, which have delayed or reduced the number of new restaurants many franchisees plan to open.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-operated stores and franchise-operated stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The Company intends that all such statements be subject to the safe harbor provisions contained in those sections.  Forward-looking statements are statements that do not relate solely to historical fact.  They include, but are not limited to, statements which begin with phrases such as “Our focus in 2011 is…”, “…we believe that 2011 may be as challenging as 2010…”, “in 2011, we expect to open two company restaurants and anticipate that our franchisees will open one to three restaurants…,” “… the development of a new restaurant design that can support our future growth…” and any other statements that may predict, forecast, indicate or imply future results, performance, achievements or events.  Forward-looking statements generally contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could,” “continue,” “predict,” “strategy,” “will likely result,” “will likely continue,” or words or phrases of similar meaning.

Forward-looking statements reflect management's current expectations regarding future results, performance, achievements or events.  Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and many important factors, including factors outside of the control of the Company, could cause actual results, performance, achievements or events to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to: our history of net losses that continue to incur in the future; the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements, and on our ability to pay or to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; the prospect of a pandemic spread of avian flu; risks arising from recent executive and board turnover, since the Company relies on the unique abilities, experience and knowledge of its directors and officers; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the Southern California area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the challenging economic condition; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors  as may be discussed under the headings “Risk Factors” and “Forward Looking Statements” in our annual report on Form 10-K for the year ended December 29, 2010, and in our other reports filed with the Securities and Exchange Commission.  Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, the Company cannot assure the reader that the results, performance, achievements or events contemplated by the forward-looking statements will be realized in the timeframe anticipated or at all.  In light of the significant uncertainties inherent in forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.  Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 29, 2010, as such report may be amended from time to time.  Statements about the Company’s past performance are not necessarily indicative of its future results.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 171 company-operated and 241 franchised restaurants (as of December 29, 2010).  Existing restaurants are located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Nevada, Oregon, Texas, and Utah.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees.  Such entrees contain the Company’s signature chicken as the central ingredient and include Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and chicken tortilla soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands)

	Years Ended
	December 31,	December 30,	December 29,
	2008	2009	2010
OPERATING REVENUE:
Restaurant revenue	$278,343	$258,904	$253,224
Franchise revenue	20,587	18,790	17,981

Total operating revenue	298,930	277,694	271,205

OPERATING EXPENSES:
Product cost	89,442	83,391	78,995
Payroll and benefits	73,139	68,806	69,024
Depreciation and amortization	13,007	11,359	10,748
Other operating expenses	106,304	100,759	95,016
Impairment of intangible assets	42,093	17,430	29,900

Total operating expenses	323,985	281,745	283,683

OPERATING LOSS	(25,055)	(4,051)	(12,478)

INTEREST EXPENSE—Net of interest income
of $260, $9 and $45 for the years ended
December 31, 2008, December 30, 2009
and December 29, 2010, respectively	26,003	32,590	37,487

OTHER EXPENSE	2,043	443	-

OTHER INCOME	(1,570)	(452)	-

LOSS BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(51,531)	(36,632)	(49,965)

PROVISION (BENEFIT) FOR INCOME TAXES	(12,050)	15,625	(10,487)

NET LOSS	$(39,481)	$(52,257)	$(39,478)

Our operating results for 2008, 2009 and 2010 are expressed as a percentage of restaurant revenue below:

	Fiscal Years
	2008	2009	2010
Income Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%
Product cost	32.1	32.2	31.2
Payroll and benefits	26.3	26.6	27.3
Depreciation and amortization	4.7	4.4	4.2
Other operating expenses	38.2	38.9	37.4
Impairment of intangibles assets	-	6.7	11.8
Operating loss	(9.0)	(1.6)	(4.9)
Interest expense	9.3	12.6	14.8
Loss before income taxes	(18.5)	(14.2)	(19.7)
Net loss	(14.2)	(20.2)	(15.6)
Supplementary Income Statement Data:
Restaurant other operating expense	22.6	23.9	24.0
Franchise expense	1.5	1.5	1.6
General and administrative expense (1)	14.1	13.5	11.8
Total other operating expenses	38.2	38.9	37.4

(1)	General and administrative expenses as a percentage of total operating revenue for 2008, 2009 and 2010 was 13.1%, 12.6% and 11.1%, respectively.